May 2, 2019

Patrick Herguth
Chief Executive Officer
Telemynd, Inc.
26522 La Alameda, Suite 290
Mission Viejo, CA 92691

       Re: Telemynd, Inc.
           Draft Registration Statement on Form 10-12B
           Submitted April 5, 2019
           CIK No. 0001771077

Dear Mr. Herguth:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form 10 Submitted April 5, 2019

Explanatory Note, page 2

1. We note your statement that "[t]his registration statement will become effective automatically by lapse of time 60 days from the date of the original filing pursuant to
       Section 12(b)(1) of the Exchange Act." As you are filing your Form 10 under Section
       12(b) of the Exchange Act, please revise this sentence to reflect that the registration shall become effective in accordance with Section 12(d).
 Patrick Herguth
FirstName LastNamePatrick Herguth
Telemynd, Inc.
Comapany NameTelemynd, Inc.
May 2, 2019
May 2, 2019 Page 2
Page 2
FirstName LastName
Exhibit 99.1
Questions and Answers about the Separation and Distribution, page 3

2. Please describe the specific steps of your merger and spinoff structure and the order of each transaction.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations for Three Months Ended December 31, 2018 and 2017 Revenues and Cost of Revenues, page 53

3. Please revise to provide a robust discussion explaining the specific reasons and factors contributing to material increases in neurometric services revenues and telepsychiatry services revenues during the periods presented.
4. We note that the cost of revenues for neurometric services represents approximately 8%
         and 92% of neurometric services revenues for the three months ended December 31, 2018 and 2017 respectively, and approximately 50% of neurometric services revenues for the year ended September 30, 2018. Please expand your discussion to disclose the business reasons for the significant changes in cost of revenues relating to neurometric services and telepsychiatry services during the periods presented.
Management, page 66

5. Please add disclosure regarding your related persons transactions. We note, for example, the disclosure on pages F-28 - F-29. See Item 404(d) of Regulation S-K.
Material U.S. Federal Income Tax Consequences, page 93

6. Under "Tax Consequences of the Spin-off to U.S. Holders," please describe in greater detail how the amount of taxable dividends and capital gains would be calculated and provide an example of the tax consequences based on a recent trading price.
Financial Statements
Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Variable Interest Entities (VIE), page F-8

7. We note that during the fiscal year 2018 Arcadian Services entered into management and service agreements with four individual entities. We also note that you consolidated these variable interest entities since you are the primary beneficiary. Please tell us how you comply with the requirements to (a) present assets and liabilities of the VIEs on the face of your consolidated balance sheets pursuant to ASC 810-10-45-25 and
(b) provide other
         VIE disclosures required by ASC 810-10-50. Revise your disclosures as appropriate.
 Patrick Herguth
Telemynd, Inc.
May 2, 2019
Page 3


      In addition, please disclose the amount of retained earnings or net income of VIEs that is restricted or free of restrictions for payment of dividends as required by Rule 4-08(e)(1) of
      Regulation S-X.
6. Stockholders' Equity, page F-17

8. We note your disclosure here that you issued purchase notices to Aspire Capital to purchase1,180,000 and 884,671 common shares under the first and second purchase agreements respectively. We also note that you issued 2.5 million common shares to
      Aspire Capital for entering into the second purchase agreement. Please reconcile the shares issued to Aspire Capital disclosed here to the statement of changes in equity on page F-5 and revise your disclosures as appropriate.
Exhibits

9. Please file the Equity Purchase Agreement entered into with Mr. Robert Plotkin, the Side
      Agreement and Seed Capital Amendment with BFTP, and the Guaranty agreement as exhibits. See Item 601(b)(4) and 601(b)(10) of Regulation S-K.
       You may contact Brian McAllister at 202-551-3341 or Raj Rajan at 202-551-3388 if you
have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at 202-551-7576 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                            Sincerely,

FirstName LastNamePatrick Herguth                           Division of
Corporation Finance
                                                            Office of
Beverages, Apparel and
Comapany NameTelemynd, Inc.
                                                            Mining
May 2, 2019 Page 3
cc:       Greg Carney
FirstName LastName